3/9

07021696

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manicouagan Minerals Inc.

*CURRENT ADDRESS Suite 405, 133 Richmond St. West
Toronto, Ontario M5H 2L3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

FILE NO. 82- 35067

FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

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AR/S (ANNUAL REPORT) ☑

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DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 3/9/07



Manicouagan Minerals Inc.

Annual Report

2005

Ni Pt Cu

Corporate Information

The annual meeting of shareholders will be held on Thursday, May 25, 2006 at the TSX Conference Centre, the Exchange Tower, Executive Boardroom 130 King Street West, Toronto, Ontario at 4:00 p.m..

Board of Directors

Douglas A.C. Davis(1): Chairman
Constantine Salamis: Vice-Chairman
Joseph Baylis
Jacques R. Beauregard
T. Sean Harvey(2)
Donald K. Johnson(1)
Vahan Kololian(1)(2)
Patrick J. Mars(2)

(1) Compensation Commitee member
(2) Audit Commitee member

Management

Joseph Baylis, President and Chief Executive Officer
Elizabeth Martin, Chief Financial Officer and Secretary
Sylvie Vachon, CGA, Controller

Legal Advisors

Fasken Martineau Dumoulin LLP
Quebec City, Quebec

Auditors

PricewaterhouseCoopers LLP
Quebec City, Quebec

Registrar and Transfer Agent

Computershare Investor Services Inc.
Toronto, Ontario
Ph. : 1-800-564-6253

Transactions

TSX - Canadian Venture Exchange (TSX-V)
Symbol : MAM

Operations Office

116 St Pierre Street, Suite 200
Quebec City, Quebec, G1K 4A7
Ph. : (418) 692-4303 Fax : (418) 692-5051

Head Office

95 St Clair Avenue West, Suite 1400
Toronto, Ontario M4V 1N6

Website

www.manicouaganminerals.com

PRESIDENT'S MESSAGE

I joined **Manicouagan Minerals Inc.** in March this year because I was impressed with the opportunities that exist for the Company. The Manicouagan Project is a grassroots project with exciting upside potential. We have a large land position that, except for our efforts beginning in 2005, remains virtually unexplored. Projects like this are rare. A strong team has been assembled to guide our exploration efforts. A review of our exploration activities in 2005 and our plans for 2006 is set out below.

Manicouagan Minerals also benefits from a strong board and committed shareholders. Including the proceeds from a $1,500,000 flow-through financing completed in late 2005, some $11.5 million has been raised since inception in November 2004 to fund the Company's activities.

On behalf of the Board of Directors, I would like to thank our employees, consultants and contractors for their efforts.

I look forward to working on your behalf and having the opportunity to meet with you over the coming year.

Joseph Baylis
President and Chief Executive Officer

April 3, 2006



The Manicouagan Project

Manicouagan Minerals holds mineral claims covering some 1,849 km² over the 65 km diameter René-Levasseur Island, located 300 km north of Baie-Comeau, Québec. The island is essentially the inner crater of a near perfect circular structure, the fourth largest terrestrial meteorite impact site on earth.

There has been intensive multidisciplinary research concerning the relationship between meteorite impacts and mineral deposits. There is an increasing body of evidence that the largest meteorites or asteroids are important causative sources for large nickel deposits. "The Pechenga structure near the Russian/Finland border is now the second case (after Sudbury) where Ni-Cu ores were ultimately formed as a result of a major meteorite impact. The result of impact related volcanism could also be causative in which case Norilsk nickel ores are also likely to be related to meteorite impact since the Siberian traps were likely the result of a major meteorite impact. Together these ore bodies accounted for greater than 36% of world nickel (Ni) production in the year 2000." (The Pechenga Structure, Russia: Giant Ni-Cu mineralization related to large meteorite impact? See Applied Earth Science - August 2003. Papers on "Catastrophism and the development of mineral resources".)

A paper in the same series by Richard A. F. Grieve states that "It is estimated that in excess of $5 billion per year in resources is extracted from North American impact sites alone. As the known record of terrestrial impacts is far from complete, many structures, and potentially resource deposits, remain to be found". He goes on to say "that about 25% of known terrestrial impact structures have some form of associated economic resource and approximately 12% are currently being exploited or have been exploited in the past".

Deep seismic profiles have failed to explain the source of mineralization in the Sudbury District. It is presently thought that the host rock, known as the Sudbury Intrusive Complex, containing the nickel deposits is in fact the "melt-sheet", which is the layer of rock that melted when the asteroid impacted the target rock.

The Manicouagan Crater was formed 214 million years ago. René-Levasseur Island, located in the centre of the Manicouagan Crater, is approximately 65 km in diameter and the outer portion of the Manicouagan Crater is approximately 120 km in diameter. By comparison, the Sudbury District located in northern Ontario is thought to have been formed in a similar manner to the Manicouagan Crater and has an outer crater diameter of 175 km.

We believe that the Manicouagan Crater in Québec may be an analogue to Sudbury, which at 360 million pounds of annual nickel production, is the second largest nickel camp in the world after Norilsk in Russia. It is an excellent opportunity that remains largely unexplored because, prior to our recent efforts, exploration in the area was prohibited due to land use restrictions.

Exploration Report

2005 Review

2005 was our first full year of exploration following the initial public offering in December 2004. During 2005, we spent some $1.5 million on geophysical surveys and about $1.1 million on drilling.

The Manicouagan Project has two distinct components, namely the evaluation of (1) deep anomalies in the central part of the crater and (2) shallower targets elsewhere within the 65 km diameter inner crater.

Deep Targets

Following camp construction and line cutting, detailed geophysical surveys known as magnetotelluric ("MT") surveys were carried out during the year over four deep anomalies in the vicinity of the camp in the central part of the crater. The central part of the project (40 km²) was subjected to MT surveys because of the greater depth of the melt sheet and projected sulphides occurring near its contact with the Grenville target rocks. The surveys located twelve deep MT anomalies interpreted to be mineralized sulphides associated with pinching and swelling fault systems traversing the area.

Four of these anomalies were selected for drilling. Two of the vertical drill holes, MAN-05-01 and MAN-03-04 (continuation) were drilled to vertical depths of 1,607 m and 1,304 m respectively. The melt sheet normally 200-250 m deep elsewhere on the island was 571 m thick in 01 with minor chalcopyrite (0.5-1.0%) filling fractures and vesicles in a dyke. Drill hole MAN-03-04 (continuation) also failed to cut significant sulphide mineralization beneath a 91 m thick cap of melt sheet.

Northwest of the lake, a relatively shallow (492 m) vertical hole (MAN-05-02) tested a magnetic anomaly near the central uplift. Magnetite was determined to be the source of the anomaly.

Importantly, drill hole MAN-05-03 was drilled under the east shore of the lake just north of the camp. The smaller drill rig used was limited to a depth of 702 m along the 60° dip of the hole. Melt sheet was found throughout the hole (608 m vertical depth) with massive chalcopyrite cut in a narrow (5 mm) fracture at 190 m. This was the deepest part of the melt sheet found in the program to date. Plans are to extend the hole to at least 1,200 m in order to cut the MT anomaly on the west shore of the lake to test the fractionation of sulphides that would, according to our model be expected to increase at the thickest part of the melt sheet.

The strongest MT anomaly encountered on the Manicouagan Project is also located 3 km north of the lake near the southern edge of the central uplift. The target is interpreted by the geophysical contractor to be at a vertical depth of 1,700 m. Drill hole MAN-05-11 intersected 413 m of melt rock before reaching a depth of 1,370 m before year end. As expected the hole encountered considerable faulting and fracturing both in the melt rock and in the underlying rocks. This hole will be completed in 2006.

A total of 4,979 m of drilling was completed in the central area during 2005.

Shallow Targets

The Fugro MEGATEM geophysical airborne surveys conducted in 2005 covered all the claims within the island boundaries. A total of 8,184 line km at 200 m spacing were completed by June 30th, 2005.

Preliminary analysis of the Fugro MEGATEM airborne surveys led to follow-up Pulse Electromagnetic (PEM) ground surveys. Thirteen anomalies were selected primarily near the western edge of René-Levasseur island. An equal number of anomalies are located under water in the south and southeast part of the island. PEM surveys were completed over eight grids with test drilling following closely behind.



A total of twelve holes (MAN 04, 05, 06, 07, 08, 09, 10, 12, 12A, 13, 14, 15) totaling 3,745 m tested these anomalies. Although no economic values were cut, significant sulphide mineralization was found in four of the drill holes with near equal amounts of pyrite and pyrrhotite. Electromagnetic conductors cut by the drilling are associated with near vertical structures in the basement.

A flat fault defined by a graphitic horizon with considerable sulphides above it was cut in holes 12 and 12A. The fault dips landward and may define the edge of the inner crater and therefore the outer limits of our current exploration efforts.

Dr. Walter Peredery, a consultant and expert on Sudbury geology, visited the project area in early September and concluded as follows in his September 20th, 2005 report:

> "The Manicouagan Impact Melt Sheet (IMS) is surprisingly similar to the Sudbury Igneous - looking Complex noritic member. Both are coarse grained, and consist of the same mineralogy and contain high content of alkaline feldspars. Both contain relatively small amounts of sulphides.
>
> Manicouagan IMS (melt sheet) is a relatively thick sheet comparable to the norite in Sudbury. Fine-grained IMS phases exist at both Manicouagan and at Sudbury in the Onaping Formation. ... The presence of Basal Breccia unit both above and below the IMS at Manicouagan is similar to that found in the Sudbury structure.
>
> The presence of sulphides in the basement rocks is a feature of both the Manicouagan and the Sudbury structures. As such it is another positive element that must be a contributing factor in the formation of economic mineralization in the Impact structures."

Unlike the elliptical shape of Sudbury, the considerably younger Manicouagan impact site is still circular. This accounts for the sub-horizontal dip of the melt sheet and presumably any sulphide deposits near the melt sheet/basement interface thus acting as a guide for our drilling program.

In December 2005, Fugro carried out additional analysis of the airborne transient electromagnetic (EM) data (conductivity-depth transforms (CDT's)) on four widely spaced flight lines essentially within the four quadrants of the island. This analysis indicated that significant untested sub-horizontal EM conductors are present at depths close to the presumed interface of the melt sheet (200 to 300 m deep). Some of the anomalies have a correspondingly strong magnetic correlation. The CDT's will now be expanded beyond the four test lines in order to better define the main focus for the 2006 drilling program.

Plans for 2006

The location of sub-horizontal EM anomalies from the CDT's is an exciting development in that the electromagnetic data now perfectly mirrors the model we have developed for economic massive sulphide deposits at the Manicouagan Project at moderate depths (200 to 300 m) near the edge of the inner crater.

A winter drilling program commenced in February and will involve a minimum of 4,000 m (approximately ten holes) primarily aimed at the coincident magnetic/electromagnetic anomalies.

As previously noted, we will also complete the deep hole MAN-05-11 near the central uplift to test the important MT anomaly there, as well as deepen MAN-05-03 near the camp to examine the deepest part of the melt sheet and any fractionated sulphides located within it. The cost of the winter program is expected to be about $1.2 million.

Given the large number of geophysical targets on the island, a summer program of diamond drilling and other work is being prepared. We will be carrying out detailed studies of the drill core as well as "down the hole" EM tests on selected drill holes. Additional geological reconnaissance in specific areas of interest will also be completed. The cost of the summer program is currently estimated at $1.8 million.

The $3.0 million cost of the planned 2006 field program corresponds to the flow-through exploration funds the Company has committed to spend before the end of 2006.

We believe that the Manicouagan Project has the right ingredients in the form of Sudbury-style geology and sulphide mineralization in the melt sheet to justify the exploration programs currently in progress.

The Company has looked at several other projects over the past year as part of its overall strategy and will continue to pursue other opportunities during 2006.

Constantine Salamis, P. Eng.
Vice-Chairman

April 3, 2006

The technical information in this annual report has been prepared and/or reviewed by Mr. Constantine Salamis, P. Eng. who is a Qualified Person as defined by National Instrument 43-101.







(Expressed in Canadian dollars)

This Management Discussion and Analysis ("MD&A") is intended to supplement the consolidated financial statements and notes of Manicougan Minerals Inc. (the "Company") and compares the Company's 2005 fiscal year financial results with those of the preceding two years. This MD&A is dated as of March 7, 2006 and financial data contained herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company's public filings, including its most recent audited consolidated financial statements, can be reviewed on the SEDAR website (www.sedar.com).

All figures and discussions presented in this Management's Discussion and Analysis reflect the consolidated figures and plans of the Company and its subsidiary, Manicouagan Resources Inc., except where otherwise noted.

Overview

Manicouagan Minerals Inc., previously known as Gyzer Capital Inc., is a former Capital Pool Company whose shares began to trade on the TSX Venture Exchange on May 24, 2002.

During 2004, the Company acquired the shares of Manicouagan Resources Inc., a mineral exploration company, and concluded a public financing, as described below under "Public Financing in 2004".

To date, the Company's efforts have been concentrated on seeking prospective areas of nickel-copper-platinum group elements. The Company is currently actively engaged in the exploration of the Manicouagan Project and, as at December 31, 2005, had accumulated rights to 3,476 map designated mining claims totaling 1,849 km^2. These claims are located in the interior and the periphery of the Manicouagan impact crater (the "Manicouagan Crater"), which is located in central Québec, 300 km due north of Baie-Comeau.

The Company believes that the similarities between the Manicouagan Crater and the Sudbury mining district are of a significant enough technical merit to warrant an extensive exploration program.

Acquisition of Manicouagan Resources Inc.

Effective November 19, 2004, the Company acquired all of the issued and outstanding securities of Manicouagan Resources Inc. ("MRI"), a private Québec based mineral exploration company and issued an aggregate of 26,100,000 common shares at a deemed value of $0.3065 per share for a total deemed consideration of approximately $8,000,000.

As part of this transaction, the Company also assumed 307,059 MRI warrants which were exercisable at a price of $0.48 at any time prior to December 23, 2005. These warrants expired, unexercised.

At a special meeting of the shareholders of the Company held on November 12, 2004, the following items were approved: (i) the transaction between the Company and MRI noted above; (ii) amendment of the escrow agreement among the Company, Valiant Trust Company and those shareholders that executed such escrow agreement; (iii) approval of a change in the name of the Company to "Manicouagan Minerals Inc." ; (iv) approval of a change to the province of the registered office of the Company from Alberta to Québec; (v) approval of the deletion of special shares and preferred shares of the Company from its articles; (vi) fixing of the number of directors at seven and election of the directors of the Company, whose term commenced on November 19, 2004; and (vii) approval of a change in the auditors to PricewaterhouseCoopers LLP effective November 19, 2004.

With completion of this transaction on November 19, 2004, MRI became a wholly-owned subsidiary of the Company.

Public Financing in 2004

On December 23, 2004, the Company announced the closing of its public offering of 13,599,000 units (the "Units") at a price of $0.20 per Unit and of 11,228,000 flow-through common shares at a price of $0.25 per flow-through share for total gross proceeds of $5,526,800 pursuant to its final prospectus dated December 10, 2004. Each Unit consisted of one common share of the Company and one-half of one warrant of the Company, each whole warrant entitling its holder to purchase one common share of the Company at an exercise price of $0.25 per warrant at any time prior to December 23, 2006. As at December 31, 2005, none of these warrants had been exercised.

A cash commission of 8% of the gross proceeds raised was paid to the Agents involved in this financing. The Agents were also granted non-transferable options to acquire up to 1,986,160 Units, being 8% of the total number of Units and flow-through common shares sold pursuant to the financing, at a price of $0.20 per unit and exercisable at any time prior to December 23, 2006. As at December 31, 2005, none of these options had been exercised.

An over-allotment option granting the agents a non-transferable option to purchase up to 2,039,850 Units, equal to 15% of the total Units sold pursuant to the financing, was exercisable at a price of $0.20 for a period of 60 days from December 23, 2004. On February 1, 2005, the Company announced that, pursuant to the terms of the over-allotment option, the agents exercised their option and purchased 1,500,000 Units of the Company comprised of 1,500,000 common shares and 750,000 warrants at an offering price of $0.20 for gross proceeds of $300,000. The remainder of the over-allotment option expired at the end of the 60-day period being February 21, 2005.

Financing in 2005

During fiscal 2005, the Company successfully completed two further financings.

The first financing, which closed on March 11, 2005 raised aggregate gross proceeds of $4,200,000 as a result of the sale of 12,500,000 units (the "Units") at a price of $0.20 per Unit and 6,800,000 flow-through common shares (the "Flow-Through Common Shares") at a price of $0.25 per flow-through common share. Each Unit consists of one common share of the Company and one-half of one warrant of the Company, each warrant entitling its holder to purchase one common share of the Company at an exercise price of $0.25 per common share at any time until December 23, 2006. At December 31, 2005, none of these warrants had been exercised.

Compensation paid to the agents involved in this financing was as follows: (i) a cash fee equal to 6% of the gross proceeds and (ii) an option to acquire additional common shares equal to 5% of the number of Units and Flow-Through Common Shares sold at a price of $0.25 per share until December 23, 2006. As at December 31, 2005, none of these options has been exercised.

The second financing, which closed on December 23, 2005 raised aggregate proceeds of $1,500,000 as the result of the issuance of 10,000,000 flow-through common shares at a price of $0.15 per share.

Compensation paid to the agents involved in this financing was as follows: (i) a cash fee equal to 8% of the gross proceeds and (ii) an option to acquire additional common shares equal to 10% of the number of flow-through common shares sold at a price of $0.15 per share until December 23, 2007. As at December 31, 2005, none of these options had been exercised.

Strategic Objectives

The Company's objective is to create shareholder value through the acquisition, discovery and development of base metal ore bodies, leveraged by its corporate management and technical staff.

The Company's view is that the Manicouagan Project, which has been the subject of intensive multidisciplinary research over the years, is of significant geological interest. Given the Company's technical ability and access to capital, the Company plans to play a pivotal role in the growth and further exploration and development of this area.

Following the public financings, described above, the Company's near-term objectives are to:

- Continue its exploration program on the project area of the Manicouagan Crater, which program includes geophysical surveying and a significant diamond drilling component. The Company plans to spend $3,000,000 on its exploration program in 2006 and will focus, in the first half of the year, on diamond drilling on previously identified electromagnetic conductors, and completion of two deep holes in the centre area of the Crater. Appropriate follow-up work in the second half of the year will occur as required.

- Continue to monitor the equity markets, and, where warranted, conclude further equity financings to permit additional aggressive exploration in the area of the Manicouagan Crater; and

- Continue to evaluate additional opportunities for acquisition or investment.

On March 6, 2006 the Company appointed Joseph Baylis as President and Chief Executive Officer. Part of Mr. Baylis' mandate is to work with the board of directors and conduct a review of these strategic objectives.

Risk Factors

There are many risk factors facing companies involved in the mineral exploration industry. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are those which are most applicable to the Company.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company's exploration efforts will be successful. At present, the Company's projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of management, as well as the level of geological and technical expertise and the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves.

The Company may be subject to risks which could not reasonably be predicted in advance. Events such as labour disputes, environmental issues, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through insurance programs where required and ongoing risk assessments conducted by its technical team.

Commodity Prices

The Company is in the business of base metals exploration and as such, its prospects are largely dependent on movements in the price of various base metals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration and development industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company does not enter into price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complex and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Financial Review of Operations

On November 19, 2004, the Company acquired all of the issued and outstanding shares of MRI. It should be noted that, for historical presentation purposes throughout this MD&A, the consolidated financial results shown for the quarter and year ended December 31, 2004 represent the results of MRI for the full three-month and twelve-month period respectively as well as the financial results of the Company from November 20, 2004, through December 31, 2004. As MRI conducts the operations of the Company, its results will be more comparable to the consolidated Company on a going forward basis. As a result, all other annual and quarterly figures presented in this MD&A are the results of MRI alone for the periods indicated.

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Income	$136,678	$84	$5,780
Net loss	$940,141	$391,981	$11,368
Net loss per share	$0.01	$0.01	$0.00
Working capital	$5,897,657	$4,602,441	$583,846
Total assets	$10,593,465	$6,113,073	$1,501,546
Exploration costs	$4,698,839	$346,665	$1,269,656
Proceeds from share issuances	$6,025,000	$5,526,800	$200,000

For the year ended December 31, 2005, the Company incurred a net loss of $940,141 compared to a net loss of $391,981 for the year ended December 31, 2004. Of the loss incurred in fiscal 2005, $309,894 relates to stock based compensation costs (2004: $240,724), with $197,127 being a write-off of exploration properties (2004: nil). The balance of the loss related to management fees of $184,300 (2004: nil), professional fees of $254,595 (2004: $55,914), with the remaining related to marketing, traveling expenses and future income taxes. Expenses for fiscal 2005, including future income taxes, are substantially higher than the corresponding year due to the fact that the comparatives for fiscal 2004, as described above, are for MRI which, until November 19, 2004, functioned as a private company.

The Company will continue to incur losses in the foreseeable future unless and until commercial production and revenue generation commences.

Summary of Quarterly Results

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Income	$26,751	$46,001	$35,836	$28,090
Net loss	$547,743	$181,253	$85,737	$125,408
Net loss per share	$0.01	$0.00	$0.00	$0.00

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Income	$6	$0	$8	$70
Net loss (net profit)	$4,559	$63,568	$(57,008)	$380,862
Net loss (net profit) per share	$0.00	$0.00	$(0.00)	$0.01

For the quarter ended December 31, 2005, the Company incurred a net loss of $125,408 compared to a net loss of $380,862 for the comparative period in 2004. Expenses for the fourth quarter of 2005 related principally to management and professional fees of $94,434 (2004: $45,420) as well as stock based compensation costs of $18,240 (2004: $240,724). Interest income for the quarter stood at $28,090 (2004: $70).

Related Party Transactions

During the year ended December 31, 2005, the Company concluded transactions with companies controlled by directors and/or officers totaling $181,400 (2004: $31,472). These transactions, which occurred in the normal course of business and which were measured at the exchange amount, relate to exploration costs as to $82,600 (2004: $15,200) and management fees as to $98,800 (2004: nil). As at December 31, 2005, the amount of $19,081 (2004: $18,025) was owing to related parties. There are no contractual or other commitments resulting from these transactions.

Mineral Properties

The Company's principal project, the Manicouagan Project, consists of 3,476 contiguous and non-contiguous claims which are owned as to 100% by the Company and are situated in the interior and the periphery of the Manicouagan Crater which is approximately 300 km. due north of Baie-Comeau, Québec. The minimum work requirement to keep these claims in good standing is to expend an amount of $1,200 over a two-year period on each claim. The expiry and renewal dates range from March 2006 to October 2007 and all claims are currently in good standing.

In 2004, the Company also held, under option, 27 claims in the same general area as the Manicouagan Project. Following exploration work conducted in 2004, the Company concluded that further expenditure was not justified and terminated the option arrangement on March 31, 2005. Accordingly, $197,127 of exploration costs relating to this claim area were written off in 2005.

During the year ended December 31, 2005, the Company expended an aggregate amount of $4,698,839 on the Manicouagan Project in Québec as compared to $346,665 for fiscal 2004. These 2005 costs related principally to diamond drilling costs of $1,144,214 (2004: $31,143), geophysical surveying of $1,535,747 (2004: nil), camp construction and maintenance costs of $578,542 (2004: $32,250) and mobilization of personnel and equipment costs of $662,405 (2004: $51,839). Other major costs included fuel, linecutting, supplies and communication. Total costs have been presented net of refundable tax credits of $1,205,551 for 2005 (2004: $5,620).

During fiscal 2005, airborne geophysical surveys totaling 8,184 line km identified a number of promising anomalies. Preliminary analysis of the airborne surveys led to follow-up ground electromagnetic surveys over thirteen anomalies located primarily over the western edge of the Manicouagan Project. An equal number of anomalies are located under water in the south and south-east part of the Project and will be evaluated in early 2006 during the winter drilling season. Sixteen drill holes totaling more than 7,300 m had been completed by the end of 2005. One of these drill holes contained minor visible copper mineralization; however, no economic grade copper or base metal mineralization has been observed or detected to date.

In the first half of 2006, a drilling program comprising 3,200 m and further geophysical surveys are expected to be carried out commencing in February 2006 at an estimated cost of $1,200,000.

In the second half of 2006, the Company anticipates spending a further $1,800,000 on appropriate follow-up work as required.

Pursuant to the terms of the flow-through share financings that the Company has entered into it is required to incur qualified expenditures of not less than $3,131,388 before the end of 2006.

During the initial stage of a project, exploration expenses are capitalized on the balance sheet net of any tax credits.

Critical Accounting Estimates

The Company has not yet determined whether the Manicouagan Project contains economically recoverable reserves. The recoverability of the $4,432,659 Project net carrying value at December 31, 2005 is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests in the license on an advantageous basis.

Changes in future conditions could require material write-downs of the Project.

Share Capital

Year ended December 31, 2005

During the year ended December 31, 2005, the Company:

(a) granted an aggregate of 2,025,000 stock options in accordance with its approved Stock Option Plan. Of this amount, 1,975,000 stock options were granted to the Company's officers and directors and a further 50,000 stock options were granted to an employee of the Company.

(b) Issued 1,500,000 common shares as a result of warrant exercises from the agents. In connection with this financing, a further 870,000 warrants were also issued.

(c) Issued 125,000 common shares as a result of stock option exercises from former directors of the Company.

(d) Issued 19,300,000 shares of the Company as per the terms of a private placement financing consisting of common shares and flow-through shares. In connection with this financing, a further 7,215,000 warrants were also issued.

(e) Issued 225,000 stock options to a consultant to the Company at an exercise price of $0.30 per share for a five-year period.

(f) Issued 200,000 stock options to the Chairman of the Company at an exercise price of $0.20 per share for a five-year period.

(g) Issued a further 10,000,000 flow-through common shares at a price of $0.15 per share for aggregate gross proceeds of $1,500,000. In connection with this financing, a further 1,000,000 warrants were also issued.

During fiscal 2005, an aggregate of 846,909 warrants expired. Their exercise prices were $0.48 as to 307,059 warrants and $0.20 as to the remainder.

Year ended December 31, 2004

During the year ending December 31, 2004, the Company:

(a) acquired all of the issued and outstanding shares of MRI, and issued an aggregate of 26,100,000 common shares at a deemed value of $0.3065 per share for a total deemed consideration of approximately $8,000,000.

(b) assumed 307,059 MRI warrants which were exercisable at a price of $0.48 at any time prior to December 23, 2005.

(c) concluded a financing on December 23, 2004 which raised aggregate gross proceeds of $5,526,800 by the issuance of 13,599,000 units, which comprised one common share and one-half of a warrant, at a price of $0.20 per unit, as well as 11,228,000 flow-through shares priced at $0.25 per share. Each warrant entitles its holder to purchase one common share at a price of $0.25 per share at any time prior to December 23, 2006.

(d) issued an aggregate of 2,650,000 stock options to directors and officers of the Company at an exercise price of $0.30 per share.

Liquidity and Capital Resources

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$8,079,662	$6,582,326	$5,680,532	$5,897,657
Total assets	$9,854,005	$9,846,587	$9,763,387	$10,593,465
Exploration costs	$382,879	$1,364,894	$1,736,104	$1,214,962
Proceeds from share issuances	$4,525,000	-	-	$1,500,000

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$513,917	$417,499	$126,663	$4,602,441
Total assets	$1,488,272	$1,448,888	$1,714,848	$6,113,073
Exploration costs	$67,073	$42,557	$160,593	$76,442
Proceeds from share issuances	-	-	-	$5,526,800

The Company, currently debt free, has a working capital position of $5,897,657 compared to $4,602,441 for fiscal 2004. Of this amount, $3,131,388 has been reserved for flow-through exploration obligations compared to $2,807,000 in 2004. As at December 31, 2005, the Company had accounts receivable totaling $1,378,788 (2004: $187,178) which are comprised of commodity taxes receivable as well as tax credits refundable on allowable exploration costs. This increase in accounts receivable over 2004 is a direct result of the company's increased issuance of flow-through shares and renounced expenditures which generate tax credits in the province of Québec.

The Company's exploration projects are at an early stage and it has not yet been determined whether any of its properties contain economically recoverable ore. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to further its projects. Improving industry conditions have allowed the Company to raise approximately $6,025,000 in 2005 and $5,526,800 in 2004.

The Company believes that the current working capital of $5,897,657 (see "2006 Outlook" below), is adequate to meet the Company's planned expenditures for 2006 and fulfill its flow-through commitments. The Company may seek other alternatives for financing in 2006, depending on market conditions and exploration results; however, there can be no assurance that such financing attempts will be successful.

As at December 31, 2005, the Company was party to a lease commitment for office space which expires on February 28, 2007. The aggregate commitment under this lease is $10,500 payable as follows:

2006	$9,000
2007	$1,500

Apart from the above lease arrangement, the Company is not party to any other lease or short or long term contractual obligations which could adversely affect its working capital.

2006 Outlook

During fiscal 2006, the Company, consistent with its previously stated strategic objectives, intends to focus on advancing its nickel exploration project in Québec and plans to proceed with its winter exploration program. This program, which is currently underway at an estimated cost of $1,200,000 (see "Mineral Properties") is expected to be completed during the first half of 2006 and a further $1,800,000 will be expended in the second half of 2006 in follow-up work.

With proceeds raised from its 2004 and 2005 financings, the Company has adequate working capital to further the next phase of its exploration program and to cover general corporate expenses for the balance of the year; it will also continue to evaluate other promising base metals projects. The Company will continue to monitor the capital markets and, if warranted, could seek additional financings.

New Accounting Policies

In March 2004, the Emerging Issues Committee ("EIC") of the CICA issued EIC-146, "Flow-Through Shares". This abstract deals with the date of recognition, by the issuer of flow-through shares, of the future income tax liabilities arising from the renunciation of tax deductions and the accounting method used to record the credit when previously unrecognized future income tax assets are recorded as a result of recognizing the above mentioned future income tax liabilities.

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855 "Financial Instruments - Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006.

The impact of these standards has not yet been determined by the Company's financial management.

Outstanding Share Data

As of March 7, 2006, the following were outstanding:

- Common shares 84,752,000
- Stock options 5,225,000
- Warrants 17,870,660

Disclosure Controls and Procedures

Although the Company continues to refine its disclosure controls and procedures from time to time, the CEO and CFO have concluded that, during fiscal 2005, the process was effective enough to ensure material information was accumulated and communicated up to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

Events to Date in 2006

In February 2006, the Company commenced its winter drilling program on the Manicouagan Project. See "Mineral Properties".

On March 6, 2006 the Company appointed Joseph Baylis as President and Chief Executive Officer. Mr. Baylis brings over 22 years of domestic and international mining industry experience to the Company and has, over the years assumed increasingly senior roles at Noranda Inc., Hemlo Gold Mines Inc. and Battle Mountain Gold Company., where he was Senior Vice-President, Corporate Development. Mr. Baylis has also served as Chief Executive of Niugini Mining Ltd. and most recently, and until July, 2005, he was President and Chief Executive Officer of Olympus Pacific Minerals Inc.

Forward Looking Statements

This document contains forward looking statements based on the Company's current expectations. Forward looking information can often be identified for forward looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These forward looking statements are subject to risks, uncertainties and other factors that could cause actual result to differ materially from those presented in this document. Accordingly, the Company undertakes no obligation to update forward looking statements if circumstances or managements estimates or opinions should change. Readers are cautioned not to place undue reliance on forward looking information.

AUDITORS' REPORT

To the Shareholders of
Manicouagan Minerals Inc.

We have audited the consolidated balance sheets of **Manicouagan Minerals Inc.** (an exploration company) as at December 31, 2005 and 2004 and the consolidated statements of earnings, deficit, contributed surplus and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Québec City, Québec, Canada
March 7, 2006

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

	As at December 31,	
	2005	2004
	$	$
Assets		
Current assets		
Cash and cash equivalents (notes 4 and 5)	4,667,799	4,781,377
Amounts receivable (note 6)	1,378,788	187,178
Prepaid expenses	111,849	6,979
	6,158,436	4,975,534
Mineral properties (note 7)	4,432,659	1,136,498
Property, plant and equipment (less accumulated depreciation of $1,311; $709 in 2004)	2,370	1,041
	10,593,465	6,113,073
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 8)	260,779	373,093
Long-term liabilities		
Future income taxes (note 14)	1,567,714	1,176,004
	1,828,493	1,549,097
Shareholders' Equity		
Share capital (note 9)	9,878,696	5,957,503
Stock options (note 10)	550,618	240,724
Warrants (note 11)	1,624,026	731,796
Contributed surplus (note 11)	63,006	45,186
Deficit	(3,351,374)	(2,411,233)
	8,764,972	4,563,976
	10,593,465	6,113,073

Going concern (note 2)

Commitment (note 15)

Approved by the Board of Directors

Director

Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit

(Expressed in Canadian dollars)

	Years Ended December 31,	
	2005 $	2004 $
Balance - Beginning of year	2,411,233	2,019,252
Net loss for the year	940,141	391,981
Balance - End of year	3,351,374	2,411,233

Consolidated Statements of Contributed Surplus

	Years Ended December 31,	
	2005 $	2004 $
Balance - Beginning of year	45,186	-
Warrants matured or cancelled during the year (note 11)	17,820	45,186
Balance - End of year	63,006	45,186

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(Expressed in Canadian dollars)

	Years Ended December 31, 2005 $	2004 $
Interest income	136,678	84
Expenses		
Management fees	184,300	-
Professional fees	254,595	55,914
Salary and employee benefits	57,763	-
Stock-based compensation costs	309,894	240,724
Tax on flow-through shares	51,744	8,695
Regulatory and transfer agent fees	28,841	-
Shareholder information	21,830	-
Insurance	16,373	-
Rent	8,700	7,200
Travelling and promotion	40,401	39,902
Telecommunications	9,053	5,823
Office expenses	14,862	5,959
Depreciation of property, plant and equipment	602	447
Bank charges	2,485	3,478
Cost of mineral properties abandoned	197,127	-
Assumption of the acquired company's net liabilities (note 3)	-	2,456
	1,198,570	370,598
Loss before income taxes	(1,061,892)	(370,514)
Future income taxes (note 14)	(121,751)	21,467
Net loss for the year	(940,141)	(391,981)
Basic and diluted net loss per share (note 16)	(0.01)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

	Years Ended December 31, 2005 $	2004 $
Cash flows from operating activities		
Net loss for the year	(940,141)	(391,981)
Items not affecting cash and cash equivalents		
Depreciation of property, plant and equipment	602	447
Stock-based compensation costs	309,894	240,724
Future income taxes	(121,751)	21,467
Fees related to the issuance of shares without consideration (note 9)	-	20,000
Fees related to the modification of the exercise price of warrants (note 11)	-	2,260
Assumption of the acquired company's net liabilities (note 3)	-	2,456
Cost of mineral properties abandoned	197,127	-
	(554,269)	(104,627)
Net change in non-cash working capital items (note 12)	(394,863)	(296,533)
	(949,132)	(401,160)
Cash flows from financing activities		
Issuance of shares and warrants	6,025,000	5,526,800
Share issue expenses	(739,008)	(1,044,753)
Reverse takeover (note 3)	-	421,919
	5,285,992	4,903,966
Cash flows from investing activities		
Acquisition of mineral properties and exploration costs	(4,564,635)	(329,409)
Tax credits received relating to exploration costs applied against mineral properties	116,128	386,385
Additions to property, plant and equipment	(1,931)	-
	(4,450,438)	56,976
Net change in cash and cash equivalents	(113,578)	4,559,782
Cash and cash equivalents – Beginning of year	4,781,377	221,595
Cash and cash equivalents – End of year	4,667,799	4,781,377
Additional information		
Acquisition of mineral properties and exploration costs included in accounts payable and accrued liabilities	151,460	17,256
Share issue expenses included in accounts payable and accrued liabilities	36,870	95,582
Future income taxes accounted for as share issue expenses	513,461	862,872
Fair value of the warrants accounted for as share issue expenses	186,444	278,386
Tax credits related to exploration costs applied against mineral properties	1,205,551	5,620

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in Canadian dollars)

1 Nature of operations

The company was incorporated under the Canada Business Corporations Act on July 25, 2001. On November 19, 2004, the company changed its corporate name from Gyzer Capital Inc. to Manicouagan Minerals Inc. The principal activities of the company comprise the acquisition and exploration of mineral properties.

2 Going concern

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. The use of generally accepted accounting principles applicable to a going concern can be inappropriate because there is significant doubt about the appropriateness of the assumption.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary were the going concern assumption inappropriate, and such adjustments could be material. Management did not make these adjustments because it believes in the going concern assumption.

The company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

3 Reverse takeover

On November 19, 2004, the company entered into an agreement with Manicouagan Resources Inc., an exploration company based in the Province of Quebec, in order to acquire all of the issued and outstanding shares and warrants of Manicouagan Resources Inc. The shareholders of Manicouagan Resources Inc. received 26,100,000 shares and 307,059 warrants of the company in consideration of their 34,000,000 common shares and 400,000 warrants. As a result of that transaction, the shareholders of Manicouagan Resources Inc. received a sufficient number of shares of the company to allow a reverse takeover of the company.

These financial statements reflect the accounts of Manicouagan Resources Inc. at their carrying value since the latter is deemed to be the acquiring company as part of the reverse takeover. This company's assets and liabilities have been included in these financial statements.

The company's operating results have been included in these consolidated financial statements since the date of acquisition, being November 19, 2004.

The fair value of the assets acquired and liabilities assumed under that reverse takeover is detailed as follows:

	$
Assets	
Cash and cash equivalents	421,919
Short-term liabilities	(424,375)
Net liabilities assumed	(2,456)
The consideration issued as part of that business combination is allocated as follows:	
2,900,000 shares issued and outstanding	-
250,000 stock options at fair value	-
Assumption of the acquired company's net liabilities	(2,456)
	(2,456)

4 Summary of significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the company and those of its wholly-owned subsidiary, Manicouagan Resources Inc.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the carrying value of mineral properties, certain accrued liabilities and the value of future income tax liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, exploration funds and balances with banks as well as all highly liquid short-term investments having a term of less than three months at the acquisition date.

Exploration funds are composed of cash and bankers' acceptances and represent the unexpended proceeds of financing under the terms of which the company committed to spending the amounts on the exploration of mineral properties.

Mineral properties

The company records its interests in mineral properties and areas of geological interest at cost less option payments and other recoveries. Exploration and development costs relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mineral properties to which they relate are placed into production, sold or allowed to lapse. Management reviews the carrying values of mineral properties on a regular basis to determine whether any writedowns are necessary. These costs will be amortized over the estimated useful life of mineral properties following commencement of production or written off if the mineral properties or projects are sold or allowed to lapse. General exploration expenditures not related to specific mineral properties are expensed as incurred.

Credit on duties refundable for loss and refundable tax credit for resources

The company is entitled to a credit on duties refundable for loss on mineral exploration expenses incurred in the Province of Quebec at the rate of 12%. This tax credit has been applied against the costs incurred. Furthermore, the company is entitled to the refundable tax credit for resources on qualified expenditures incurred after March 29, 2001. The refundable tax credit may reach 30% of qualified expenditures incurred before March 31, 2004 and 35% thereafter. This tax credit has been applied against the costs incurred (note 7).

Property, plant and equipment

Property, plant and equipment consist of computer equipment which is recorded at cost and depreciated over its estimated useful life using the declining balance method at an annual rate of 30%.

Share capital

Share capital issued for non-monetary consideration is generally recorded at the quoted market price of the shares over a reasonable period of time before and after the agreement to issue the shares was announced.

The shares issued pursuant to flow-through share financing agreements are recorded at their fair value. Upon the acquisition of mineral properties, the carrying value may exceed the tax base since the company renounces the deductions in favour of the investors concerned. Future income taxes relating to the difference between the carrying value and the tax value are accounted for as share issue expenses.

Share issue expenses and future income taxes arising from the difference between the carrying amount and tax base amount of exploration costs are recorded as a reduction of share capital.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all the future income tax assets will not be realized.

(Expressed in Canadian dollars)

Basic and diluted earnings per share

Basic earnings per share are determined using the weighted average number of participating shares outstanding during the year. Diluted earnings per share are determined using the weighted average number of participating shares outstanding during the year, plus the effects of dilutive potential participating shares outstanding during the year. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase participating shares of the company at the average market value of the participating shares during the year.

Stock-based compensation plan

The company maintains a stock option plan, which is described in note 10. Any consideration received from plan participants upon the exercise of stock options is credited to share capital. The company records compensation costs arising from all types of stock-based payments granted to employees and non-employees, including stock options, using the fair value-based method.

New accounting policies

In March 2004, the Emerging Issues Committee ("EIC") of the CICA issued EIC-146, "Flow-Through Shares". This abstract deals with the date of recognition, by the issuer of flow-through shares, of the future income tax liabilities arising from the renouncement of tax deductions and the accounting method used to record the credit when previously unrecognized future income tax assets are recorded as a result of recognizing the abovementioned future income tax liabilities.

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855 "Financial Instruments - Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006.

The impact of these standards has not yet been determined by the company's financial management.

(Expressed in Canadian dollars)

5 Cash and cash equivalents

	As at December 31,	
	2005 $	2004 $
Cash and cash equivalents	1,536,411	1,974,377
Exploration funds	3,131,388	2,807,000
	4,667,799	4,781,377

6 Amounts receivable

	As at December 31,	
	2005 $	2004 $
Interest receivable	7,919	-
Commodity taxes receivable (GST and QST)	186,784	92,516
Credit on duties refundable for losses	216,629	90,066
Refundable tax credit for resources	967,456	4,596
	1,378,788	187,178

(Expressed in Canadian dollars)

7 Mineral properties

December 31, 2005

	Undivided interest %	Balance as at January 1, 2005 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2005 $
Manicouagan (3,476 claims)						
Mineral property (Manic 3,476 claims)	100	128,288	36,688	-	-	164,976
Exploration costs		816,708	4,656,526	-	(1,205,551)	4,267,683
Mineral property (Charlevoix 0 claims)	-	1,848	-	(1,848)	-	-
		946,844	4,693,214	(1,848)	(1,205,551)	4,432,659
Baie du Nord (0 claims)						
Mineral property	-	10,874	5,000	(15,874)	-	-
Exploration costs		178,780	625	(179,405)	-	-
		189,654	5,625	(195,279)	-	-
		1,136,498	4,698,839	(197,127)	(1,205,551)	4,432,659

December 31, 2004

	Undivided interest %	Balance as at January 1, 2004 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2004 $
Manicouagan (2,817 claims)						
Mineral property (Manic 2,773 claims)	100	5,629	122,659	-	-	128,288
Exploration costs		787,976	28,732	-	-	816,708
Mineral property (Charlevoix 44 claims)	100	1,848	-	-	-	1,848
		795,453	151,391	-	-	946,844
Baie du Nord (27 claims)						
Mineral property	-	-	10,874	-	-	10,874
Exploration costs		-	184,400	-	(5,620)	178,780
		-	195,274	-	(5,620)	189,654
		795,453	346,665	-	(5,620)	1,136,498

(Expressed in Canadian dollars)

Detailed analysis of deferred exploration costs

	Years Ended December 31,	
	2005 $	2004 $
Balance - Beginning of year	1,136,498	795,453
Cost of claims	41,688	133,533
Camp (construction and maintenance)	578,542	32,250
Mobilization / demobilization of personnel and equipment	662,405	51,839
Drilling	1,144,215	31,143
Geophysics	1,535,747	-
Analyses	2,935	2,858
Consultants	270,193	62,243
Fuel	257,744	18,095
Line cutting	58,657	1,589
Various materials	109,055	12,411
Environment	13,569	-
Communications	24,089	704
Tax credits	(1,205,551)	(5,620)
Mineral properties abandoned	(197,127)	-
Balance - End of year	4,432,659	1,136,498

8 Accounts payable and accrued liabilities

	As at December 31,	
	2005 $	2004 $
Related parties (note 13)	19,081	18,025
Tax payable on flow-through shares	-	8,695
Other payables	241,698	346,373
	260,779	373,093

(Expressed in Canadian dollars)

9 Share capital

Authorized
Unlimited number of common shares without par value

Variation of issued and fully paid share capital

	2005		2004	
	Number	Stated value $	Number	Stated value $
Balance - Beginning of year *	53,827,000	5,957,503	26,023,235	3,134,264
Issuance of shares *	-	-	76,765	20,000
Reserve takeover (note 3)	-	-	2,900,000	-
Flow-through financing	16,800,000	3,200,000	11,228,000	2,807,000
Non flow-through financing **	12,500,000	1,820,000	13,599,000	2,271,832
Exercise of stock options	125,000	25,000	-	-
Exercise of warrants	1,500,000	256,394	-	-
	84,752,000	11,258,897	53,827,000	8,233,096
Share issue expenses	-	(1,380,201)	-	(2,275,593)
Balance - End of year	84,752,000	9,878,696	53,827,000	5,957,503

* On the date of the reverse takeover, the company issued 26,100,000 common shares in exchange for 34,000,000 common shares of Manicouagan Resources Inc.

** Non flow-through financing is presented net of the fair value of the related warrants totalling $680,000 ($447,968 in 2004), which has been determined using the Black-Scholes model (note 11).

Exercise of warrants under over-allotment option

On January 31, 2005, the agents of the company's public offering made in December 2004 exercised their over-allotment option and purchased 1,500,000 additional units of the company, comprising 1,500,000 common shares and 750,000 warrants of the company at an offering price of $0.20 per unit for gross proceeds of $300,000. Each whole warrant entitles its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006.

In addition, cash compensation of 8% of the gross proceeds or $24,000 was paid to the agents as well as further compensation in the form of a non-transferable option to acquire 120,000 additional units, being 8% of the total gross proceeds on the exercise of the over-allotment option. These options have an exercise price of $0.20 and expire on December 23, 2006. Each unit entitles the holder to purchase

(Expressed in Canadian dollars)

one common share of the company and one-half of one warrant of the company, each whole warrant entitling its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006 (note 11).

The exercise of warrants is presented net of the fair value of the 750,000 related warrants totalling $78,000, which has been determined using the Black-Scholes model (note 11).

Issuance of shares and warrants - private placements

On March 11, 2005, the company completed a private placement for aggregate gross proceeds of $4,200,000. Pursuant to this private placement, the company issued 6,800,000 flow-through shares at a price of $0.25 and 12,500,000 units at a price of $0.20. Each unit consists of one common share and one-half of one warrant, each warrant entitling its holder to acquire one common share at an exercise price of $0.25 at any time prior to December 23, 2006.

The agents involved in this financing were paid compensation in consideration for their services as follows: (i) a cash fee equal to 6% of the gross proceeds; (ii) an option to acquire additional common shares equal to 5% of the number of units and flow-through shares issued pursuant to the private placement (note 11).

On December 23, 2005, the company completed a private placement for aggregate gross proceeds of $1,500,000. Pursuant to this private placement, the company issued 10,000,000 flow-through shares at a price of $0.15.

The agents involved in this financing were paid compensation in consideration for their services as follows: (i) a cash fee equal to 8% of the gross proceeds; (ii) an option to acquire additional common shares equal to 10% of the number of flow-through shares issued pursuant to the private placement (note 11).

All securities that were issued on a private placement basis on December 23, 2005 are subject to a hold period expiring on April 24, 2006.

Issuance of shares and warrants - public offering

On December 23, 2004, the company completed a public offering pursuant to its final prospectus dated December 10, 2004 for aggregate gross proceeds of $5,526,800. The company issued 11,228,000 flow-through shares at a price of $0.25 per flow-through common share and 13,599,000 units at a price of $0.20 per unit. Each unit consists of one common share of the company and one-half of one warrant of the company, each of the 6,799,500 warrants entitling its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006.

Pursuant to this financing, the company paid the following compensation to its agents:

- A cash commission of 8% of gross proceeds raised in the offering totalling $442,144;
- Non-transferable options to acquire up to 1,986,160 units (being 8% of the total number of units and flow-through common shares sold pursuant to the offering) at the unit offering price of $0.20 and exercisable at any time prior to December 23, 2006. Each unit entitles the holder to one common share of the company and one-half of one warrant of the company, each of the 993,080 warrants entitling its holder to purchase one common share of the company at an exercise price of $0.25 at any time prior to December 23, 2006;

(Expressed in Canadian dollars)

- An over-allotment option to purchase up to 2,039,850 units (being 15% of the total units sold pursuant to the offering), exercisable at the unit offering price of $0.20 for a period of 60 days from the date of closing of the offering, being December 23, 2004. Each unit entitles the holder to one common share of the company and one-half of one warrant of the company, each of the 1,019,925 warrants entitling its holder to purchase one common share of the company at an exercise price of $0.25 any time prior to December 23, 2006.

The share issue expenses related to this offering in 2004 were as follows:

	$
Agent cash compensation (8% of gross proceeds)	442,144
1,986,160 warrants granted to the agents (8% of the total number of securities sold) *	158,079
993,080 warrants granted to the agents (following the exercise of previous warrants) *	65,427
2,039,850 warrants granted to the agents (15% of the total number of units sold) *	46,772
1,019,925 warrants granted to the agents (following the exercise of previous warrants) *	8,108
Fees related to the placements paid in cash	692,191
Future income taxes related to the renunciation in favour of investors of deductions related to exploration costs	862,872
	2,275,593

* The fair value of the warrants granted to agents totalling $278,386 has been determined using the Black-Scholes model (note 11).

10 Stock option plan

The company maintains a stock option plan whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the company. The maximum number of common shares that is issuable under the plan was fixed at 10% of the number of common shares issued and outstanding (a maximum 5% of the number of common shares issued and outstanding may be held by any one person). Options expire after a maximum period of five years following the date of grant and vest upon granting.

(Expressed in Canadian dollars)

The following table summarizes information about outstanding and exercisable stock options recorded under Shareholders' Equity during the years ended December 31, 2005 and 2004:

	2005			2004		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable –						
Beginning of year	2,900,000	240,724	0.29	-	-	-
Assumed upon the reverse takeover (note 3)	-	-	-	250,000	-	0.20
Granted	2,450,000	309,894	0.29	2,650,000	240,724	0.30
Exercised	(125,000)	-	0.20	-	-	-
Outstanding and exercisable – End of year	5,225,000	550,618	0.29	2,900,000	240,724	0.29

The following table summarizes information about outstanding and exercisable stock options as at December 31, 2005:

	Options outstanding and exercisable			
	Exercise price $	Number	Weighted average remaining contractual life (years)	Weighted average exercise price $
Directors and officers	0.20	325,000	3.47 years	0.20
Directors and officers	0.30	4,625,000	3.95 years	0.30
Employees	0.30	50,000	4.04 years	0.30
Consultant	0.30	225,000	4.47 years	0.30
		5,225,000		

The fair value of options granted during the years ended December 31, 2005 and 2004 was estimated using the Black-Scholes model with the following weighted average assumptions:

(Expressed in Canadian dollars)

	2005	2004
Risk-free interest rate	3.70%	3.78%
Expected volatility	70%	70%
Dividend yield	Nil	Nil
Weighted average life	60 months	48 months
Weighted average fair value at the grant date	$0.1265	$0.0908

The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, officers, directors and consultants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, officers, directors and consultants.

11 Warrants

The following table summarizes the variation of warrants recorded under Shareholders' Equity during the years ended December 31, 2005 and 2004:

	2005			2004		
	Number	Carrying value	Weighted average exercise price $	Number	Carrying value	Weighted average exercise price $
Outstanding and exercisable –						
Beginning of year *	11,132,569	731,796	0.24	307,059	48,368	0.60
Modification to the exercise price **	-	-	-	-	(42,926)	(0.12)
Granted pursuant to the public offering (note 9)	-	-	-	6,799,500	447,968	0.25
Granted pursuant to private placement (note 9)	6,250,000	680,000	0.25	-	-	-
Granted following the exercise of an over-allotment option (note 9)	750,000	78,000	0.25	-	-	-
Granted as compensation to the agents (note 9)	2,085,000	186,444	0.20	4,026,010	278,386	0.20
Exercised	(1,500,000)	(34,394)	0.20	-	-	-
Matured or cancelled	(846,909)	(17,820)	0.30	-	-	-
Outstanding and exercisable –						
End of year	17,870,660	1,624,026	0.24	11,132,569	731,796	0.24

(Expressed in Canadian dollars)

* On the date of the reverse takeover, the company issued 307,059 warrants in exchange for 400,000 warrants of Manicouagan Resources Inc. The number of warrants granted before the reverse takeover has been adjusted to reflect the exchange ratio of 0.7676.

** On November 18, 2004, the exercise price of the 400,000 outstanding warrants was modified from $0.60 to $0.48. These warrants were revalued immediately before and after the modification to the exercise price in the amount of $3,182 and $5,442 respectively. The difference of $45,186 between the carrying value of these warrants as at December 31, 2003 and their fair value immediately before the modification to the exercise price was accounted for as contributed surplus and the difference of $2,260 between the fair value immediately before and after the modification to the exercise price was accounted for as fees.

The following table summarizes information about outstanding and exercisable warrants as at December 31, 2005:

Exercise price	Number	Weighted average remaining contractual life (years)
$0.15	1,000,000	1.98 year
$0.20	2,106,160	0.98 year
$0.25	14,764,500	0.98 year
	17,870,660	

The fair value of warrants granted during the years ended December 31, 2005 and 2004 was estimated using the Black-Scholes model with the following weighted average assumptions:

	2005	2004
Risk-free interest rate	3.17%	2.88%
Expected volatility	70%	70%
Dividend yield	Nil	Nil
Weighted average expected life	22 months	20 months
Weighted average fair value at the grant date	$0.103	$0.060

12 Net change in non-cash working capital items

	Years Ended December 31,	
	2005 $	2004 $
Amounts receivable	(102,187)	(84,933)
Prepaid expenses	(104,870)	(6,979)
Accounts payable and accrued liabilities	(187,806)	(204,621)
	(394,863)	(296,533)

(Expressed in Canadian dollars)

13 Related party transactions

The company entered into the following transactions with companies controlled by directors and/or officers:

	Years Ended December 31,	
	2005 $	2004 $
Exploration costs	82,600	15,200
Management fees	98,800	-
Professional fees	-	9,072
Rent	-	7,200
	181,400	31,472

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14 Income taxes

The reconciliation of the income tax expense (recovery), calculated using the statutory income tax rates of the federal government and provinces concerned (Canada), to the income tax expense (recovery) per the financial statements is as follows:

	Years Ended December 31,	
	2005 $	2004 $
Loss before income taxes	(1,061,892)	(370,514)
Income taxes at the combined statutory tax rate of the Canadian federal government and the provinces concerned (34.33% in 2005 and 36.01% in 2004)	(364,548)	(133,422)
Non-deductible resource loss	8,620	14,875
Change in valuation allowance	273,867	39,494
Non-taxable tax credits	(57,333)	(340)
Non-deductible expenses	100,902	97,599
Change in tax rate	(74,171)	-
Other	(9,088)	3,261
Income taxes	(121,751)	21,467

(Expressed in Canadian dollars)

Significant components of the company's future income tax assets and liabilities are as follows:

	2005 $	2004 $
Non-capital losses	460,706	78,570
Share issue expenses	678,037	611,695
Other items	2,078	435
Valuation allowance	(1,140,821)	(690,700)
Future income tax assets	-	-
Mineral properties and renunciation of the tax deduction related to exploration costs	(1,649,768)	(1,176,004)
Tax credit for resources and tax credit on duties refundable for losses	82,054	-
Future income tax liabilities	(1,567,714)	(1,176,004)
Long-term future income tax liabilities, net	(1,567,714)	(1,176,004)

15 Commitment

On February 10, 2005, the company entered into an office lease, which expires on February 28, 2007. The company's aggregate minimum commitment under this lease amounts to $10,500. The minimum annual instalments under this lease amount to $9,000 in 2006 and $1,500 in 2007. This lease is renewable following a three-month notice prior to its expiry date.

16 Net loss per share

	Years Ended December 31,	
	2005	2004
Basic and diluted weighted average number of shares outstanding	71,126,863	26,901,975

For the years ended December 31, 2005 and 2004, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those years was calculated using the basic weighted average number of shares outstanding.

However, should the company's basic earnings per share have been positive, the stock options exercisable at an exercise price of $0.20 would have been dilutive and would have resulted in the addition respectively of 4,327 shares and nil shares for the years ended December 31, 2005 and 2004; furthermore, the warrants exercisable at an exercise price of $0.20 would have been dilutive and would have resulted in the addition respectively of 67,006 shares and nil shares for the years ended December 31, 2005 and 2004 to the weighted average number of shares outstanding used in the diluted earnings per share calculation.

17 Financial instruments

Fair value

The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or to current market rates.

Interest rate risk

As at December 31, 2005 and 2004, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Amounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

18 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

END